                         This Exhibit Index is on page 3
                    As filed with the Securities and Exchange
                           Commission on June 25, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM 11-K

                             ----------------------

                              MICROS SYSTEMS, INC.
               (Exact name of issuer as specified in its charter)

(Mark One)

       (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2000.

                                       OR

       ( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number: 0-9993


              MARYLAND                                              52-1101488
             ----------                                             ----------
  (State or other jurisdiction of                      (I.R.S. Employer Identification No.)
  incorporation or organization)


7031 Columbia Gateway Drive
Columbia, Maryland                                                         21046-2289
(Address of principal executive offices)                                   (Zip Code)

                   MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
                   -------------------------------------------
                              (Full title of plan)


(Name, address and telephone
number of agent for service)

A.L. GIANNOPOULOS
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
MICROS SYSTEMS, INC.
7031 COLUMBIA GATEWAY DRIVE
COLUMBIA, MARYLAND 21046-2289
(443) 285-6000

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the MICROS Systems, Inc. 401(k) Retirement Plan as required by Form 11-K together with the report thereon of PricewaterhouseCoopers LLP, independent auditors, dated June 22, 2001.

(b) Exhibits: A consent of PricewaterhouseCoopers LLP is being filed as Exhibit 23 to this Report.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                                                                          PAGE(s)
FINANCIAL STATEMENTS
--------------------

   Report of Independent Accountants.....................................................................    1

   Statements of Net Assets Available for Benefits.......................................................    2

   Statements of Changes in Net Assets Available for Benefits............................................    3

   Notes to Financial Statements.........................................................................   4-8


ADDITIONAL INFORMATION*
----------------------

   Schedule I - Schedule of Assets (Held at End of Year), December 31, 2000..............................    9

   Schedule II - Schedule of Nonexempt Transactions, for the year ended December 31, 2000................   10





* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of MICROS Systems, Inc. 401(K) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MICROS Systems, Inc. 401(K) Retirement Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
McLean, Virginia
June 22, 2001

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND DECEMBER 31, 1999
--------------------------------------------------------------------------------




                                                                                2000                   1999


Uninvested cash                                                               $    179,140           $    120,440
Investments (see Note 3)                                                        21,696,386             29,592,265
                                                                           ----------------       ---------------
           Net assets available for benefits                                  $ 21,875,526           $ 29,712,705
                                                                           ================       ================






   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND DECEMBER 31, 1999
-------------------------------------------------------------------------------


                                                                                2000                    1999
Additions to (deductions from) net assets attributed to
    Investment (loss) income
      Net (depreciation) appreciation in fair value of investments
       (see Note 3)                                                         $  (11,894,851)         $   9,573,439
      Interest and dividends                                                     2,119,608              1,476,275
                                                                          ------ ----------       ---------------
                                                                                (9,775,243)            11,049,714
                                                                          -----------------       ----------------

   Contributions
      Employer's                                                                   919,134                689,678
      Participants'                                                              3,509,288              3,068,377
                                                                          -----------------       ---------------
                                                                                 4,428,422              3,758,055
                                                                          -----------------       ---------------

   Benefits paid to participants                                                 3,546,874              1,008,504
                                                                          -----------------       ---------------

Net (decrease) increase prior to transfer
 from other plans                                                               (8,893,695)            13,799,265

Transfer in from other plans (see Note 1)                                        1,056,516                287,130
                                                                          -----------------       ---------------

Net (decrease) increase                                                         (7,837,179)            14,086,395
Net assets available for benefits
   Beginning of year                                                            29,712,705             15,626,310
                                                                          -----------------       ---------------

   End of year                                                              $   21,875,526          $  29,712,705
                                                                          ==================      =================

   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------




1.   DESCRIPTION OF THE PLAN

     The following description of the MICROS Systems, Inc. 401(K) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        A.      GENERAL

        The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the "Company"), covering all employees of the Company who have completed three consecutive months of service and are age twenty-one or older. Eligible employees may enroll in the Plan on the first day of the plan year quarter coincident with or next following the date on which eligibility criteria are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). EMJAY Corporation is the Plan's trustee, administrator and recordkeeper.

        In October 2000, the plan assets of the OPUS 2 Revenue Technologies, Inc. 401(k) Profit Sharing Plan and Micros of South Florida, Inc. 401(k) Plan were merged with and into the MICROS Systems, Inc. 401(k) Retirement Plan.

        In April 1999, the plan assets of the Merchants Information Systems 401(k) Plan were merged with and into the MICROS Systems, Inc. 401(k) Retirement Plan.

        B.      CONTRIBUTIONS

        Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($10,500 per taxpayer for the 2000 calendar year and $10,000 for the 1999 calendar year). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

        The Company contributes a guaranteed 50% of the first 5% of a participant's contribution. Additionally, at the end of each plan year the Plan provides for the availability of discretionary year-end profit sharing contributions, depending upon profits and Board of Directors approval. There were no such discretionary contributions granted during 2000 nor 1999.

        Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds and MICROS Systems, Inc. common stock as investment options for participants.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------





        C.      VESTING

        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant's interest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years. Participants immediately vest upon death or disability.

        D.      PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        E.      FORFEITED ACCOUNTS

        In 2000 and 1999, employer contributions were reduced by $106,147 and $90,386, respectively, from forfeited nonvested accounts. These amounts were applied against employer contributions to the Putnam Money Market Fund in each respective year.

        F.      PAYMENT OF BENEFITS

        Each participant is entitled to the market value of their vested benefits calculated as of the valuation date following retirement (normal retirement age is 65), death, disability or termination of employment. These benefits will be distributed in a single lump sum payment or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $5,000. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

        G.      PARTICIPANT NOTES

        Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. These transactions are treated as transfers to (from) the investment option from (to) the Participant Notes fund. Notes are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors. Interest rates on notes outstanding at December 31, 2000 ranged from 6.0% to 10.5%. Principal and interest are paid ratably through bi-weekly payroll deductions over a period not extending beyond five years from the date of the note. Loans may extend past five years if it is determined at the time of the loan that the funds will be used to acquire the principal residence of the participant.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



        H.      ADMINISTRATIVE EXPENSES

        The Company pays Emjay Corporation directly for certain normal Plan administrative expenses. Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a noncompensatory basis.


2.   SUMMARY OF ACCOUNTING POLICIES

        A.      BASIS OF ACCOUNTING

        The Plan's financial statements are prepared on the accrual basis of accounting.

        B.      USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

        C.      INVESTMENT VALUATION AND INCOME RECOGNITION

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost plus accrued interest, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        D.      CONTRIBUTIONS

        Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded in the same period.

        E.      PAYMENT OF BENEFITS

        Benefits are recorded when paid.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.  INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                         December 31,
                                                                                  2000                  1999
                                                                                  ----                  ----
         Putnam New Opportunities Fund,
         54,848 and 45,689 shares, respectively                             $  3,215,193          $  4,155,841

         Putnam OTC & Emerging Growth Fund,
         224,147 and 167,986 shares, respectively                              3,120,131             6,217,154

         Putnam Voyager II Fund,
         69,030 and 58,800 shares, respectively                                1,709,185             2,260,867

         AIM International Equity Fund,
         137,419 and 120,063 shares, respectively                              2,637,062             3,338,951

         AIM Value Fund,
         279,472 and 82,933 shares, respectively                               3,496,197             4,049,595

         AIM Charter Fund,
         186,917 and 188,926 shares, respectively                              2,785,070             3,491,355

         MICROS Common Stock
         108,228 and 46,203 shares, respectively                               1,975,156             3,419,022

         Putnam Money Market,
         1,272,917 and 1,097,252 shares, respectively                          1,272,917             1,097,252


      During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(11,894,851) and $9,573,439, respectively as follows:

                                                            2000                1999
                                                            ----                ----
         Mutual Funds                                $   (9,145,312)        $  7,564,498
         Common Stock                                    (2,749,539)           2,008,941
                                                     --------------         ------------
                                                     $  (11,894,851)        $  9,573,439
                                                     ==============         ============

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become immediately 100 percent vested in their accounts.


5.   TAX STATUS

     The Plan, as amended effective January 29, 1997, is a non-standardized prototype plan sponsored by Emjay Corporation who has represented that it has received a favorable determination letter from the Internal Revenue Service (IRS) dated March 12, 1993. The Plan itself has not applied for a separate determination letter, however, management believes that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6.   RECONCILIATION TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to the Form 5500:

         Net assets available for benefits per the financial statements                     $   21,875,526
         Benefits approved but unpaid                                                              (18,905)
                                                                                            --------------
         Net assets available for benefits per the Form 5500                                $   21,856,621
                                                                                            ==============


     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to the Form 5500:

         Benefits paid to participants per the financial statements                         $    3,546,094
         Add:  Benefit amounts approved but unpaid at December 31, 2000                             18,905
                                                                                            --------------
         Benefits paid to participants per the Form 5500                                    $    3,564,999
                                                                                            ==============


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------


SCHEDULE I
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31,
2000



                                                                                                          CURRENT
IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT                COST               VALUE
Putnam Investments
    New Opportunities Fund            Registered Investment Company Mutual Fund, $58.62 per share              $ 3,215,193
    OTC & Emerging Growth Fund        Registered Investment Company Mutual Fund, $13.92 per share                3,120,131
    Voyager II Fund                   Registered Investment Company Mutual Fund, $24.76 per share                1,709,185
    Income Fund                       Registered Investment Company Mutual Fund, $6.38 per share                   855,175
    Money Market Fund                 Registered Investment Company Mutual Fund, $1.00 per share                 1,272,917

AIM Family of Funds
    International Equity Fund         Registered Investment Company Mutual Fund, $19.19 per share                2,637,062
    Value Fund                        Registered Investment Company Mutual Fund, $12.51 per share                3,496,197
    Charter Fund                      Registered Investment Company Mutual Fund, $14.90 per share                2,785,070

MICROS Common Stock*                  Common Stock, $18.25 per share                                             1,975,156

Participants Notes *(6.0%-10.5%)                                                                                   630,300
                                                                                                                -----------
                                                                                                              $ 21,696,386
                                                                                                           ================



*   Denotes a party-in-interest.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------

SCHEDULE II
SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000


                                                      Description of
                                                  transactions including
                          Relationship to plan,   maturity date, rate of
      Identity of           employer, or other     interest, collateral,    Purchase    Selling
     party involved         party-in-interest        par or maturity value    price      price
     --------------         -----------------        ---------------------    -----      -----
MICROS Systems, Inc            Plan sponsor       Failure to remit             $ 4,748
                                                  employee withholdings on
                                                  a timely basis -
                                                  10/13/2000

                                                  Failure to remit             $ 6,150
                                                  employee withholdings on
                                                  a timely basis -
                                                  10/27/2000

                                                  Failure to remit             $ 6,938
                                                  employee withholdings on
                                                  a timely basis -
                                                  11/24/2000





            Expenses
           incurred in                            Net gain
           connection                Current    or (loss) on
 Lease        with       Cost of    value of        each
rental     transaction    asset       asset      transaction
------     -----------    -----       -----      -----------



                          $ 4,748




                          $ 6,150




                          $ 6,938




MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN

FORM 11-K

SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN





Date: June 25, 2001    By: /s/ Gary C. Kaufman
                           ------------------------
                           Gary C. Kaufman,
                           Plan Trustee